UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 30, 2009	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Kyrgyz Parliamentary Ratification of Agreement
Saskatoon, Saskatchewan, Canada, April 30, 2009   .   ..   .   .   .   .   ..   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that the Kyrgyz Parliament has ratified the agreement that Cameco and Centerra Gold Inc. signed with the Kyrgyz government that is described in Cameco’s April 24, 2009 news release. In addition, the Kyrgyz Parliament has passed legislation authorizing the implementation of all of the terms of the agreement. The legislation has been forwarded to the Kyrgyz President for signature.
As previously announced, the agreement resolves all outstanding issues with respect to the Kumtor gold mine and is expected to further align the parties’ business interests and provide additional certainty for continuing operations and future development of the Kumtor project.
Closing of the transactions under the agreement is dependent upon the satisfaction of certain conditions including withdrawal of all claims and proceedings before the Kyrgyz courts, and any necessary regulatory and other approvals, including TSX approval. The parties have agreed to apply reasonable efforts to close the transaction on or before May 25, 2009.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. Statements above that the agreement resolves all outstanding issues with respect to the Kumtor gold mine and is expected to further align the parties’ business interests and provide additional certainty for continuing operations and future development of the Kumtor project, are all based upon the assumption that all of the conditions precedent to closing of the agreement will be satisfied (including those referred to above) and are subject to the risk that closing will not occur, if any of these conditions cannot be satisfied. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
- End -

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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